Reviva Pharmaceuticals Holdings, Inc.

19925 Stevens Creek Blvd., Suite 100

Cupertino, CA 95014

January 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reviva Pharmaceuticals Holdings, Inc. (the “Company”) Registration Statement on Form S-3, as amended (File No. 333-262348)

Accleration Request Requested Date: February 2, 2022 Requested Time: 4:15 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:15 p.m., Eastern Time, on February 2, 2022, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, REVIVA PHARMACEUTICALS HOLDINGS, INC. By: /s/ Laxminarayan Bhat Name: Laxminarayan Bhat Title: Chief Executive Officer